February 9, 2011

VIA EDGAR AS CORRESPONDENCE

Maryse Mills-Apenteng, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	MGT Capital Investment, Inc.
Preliminary Information Statement on Schedule 14C
Filed on January 13, 2012
File No. 000-32698

Dear Ms. Mills-Apenteng:

We are counsel to MGT Capital Investments, Inc. (“MGT,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated February 9, 2012, relating to the above-captioned Preliminary Information Statement. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.	We note your response to prior comment 1 and we are unable to concur with your assertion that the process by which you obtained the consents for the action described in the filing did not involve a solicitation with the meaning of Rule 14a-1(l). That rule does not provide an exclusion from the definition of solicitation for requests that are based on regular communications with longtime business associates. Further, the exemption under Rule 14a-2(b)(2) is not available for requests made on behalf of a registrant. Please cite to the specific provisions of Regulation 14A upon which you rely in reaching your conclusion that the activities undertaken by you are either not within the definition of a solicitation as set forth in Rule 14a-1(l) or are otherwise exempt from the requirements of Regulation 14A. Otherwise, please file a preliminary proxy statement on Schedule 14A.

Response:

We have considered the Staff’s position and will file a preliminary proxy statement on Schedule 14A. The filing is attached hereto (the “Proxy Statement”). It is our understanding that the Proxy Statement will be considered an amendment to the Information Statement for the Staff’s review purposes.

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2.	We note your response to prior comment 2 and we reissue it in part. Please revise to discuss separately the reasons, risks and purposes for the forward stock split. Your revised disclosure should clearly indicate that your aim to reduce the number of stockholders by including a cash-out provision for holders with less than 500 shares is distinct and unrelated to your NYSE Amex compliance issues.

Response:

We have revised the disclosure contained in the Information Statement in the attached Proxy Statement. Please see pages 3 and 8 of the Proxy Statement.

3.	Please revise your next preliminary schedule to include the table you provided in your response to prior comment 4. The table should be revised, however, to include a column showing the number of shares available for issuance before and after the reverse/forward split.

We have revised the disclosure contained in the Information Statement in the attached Proxy Statement. Please see page 11 of the Proxy Statement.

We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ John Riley
John Riley, Esq.

Cc: Robert Ladd, President and CEO

Encls.

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